                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 11-K


                 Annual Report Pursuant to Section 15(d) of the
                 Securities Exchange Act of 1934 (Fee Required)
                   For the fiscal year ended December 31, 1998



                         Commission File Number 1-14201



A. Full title of the Plans and the address of the Plans, if different from that of the issuer named below: Sempra Energy Savings Plan, Sempra Energy Trading Retirement Savings Plan, Pacific Enterprises Retirement Savings Plan, San Diego Gas & Electric Company Savings Plan and Southern California Gas Company Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the Plans and the address of its principal executive office: Sempra Energy, 101 Ash Street, San Diego, CA 92101-3017

-------------------------------------------------------------------------------
    THE PACIFIC ENTERPRISES RETIREMENT SAVINGS PLAN

    FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 AND INDEPENDENT AUDITORS' REPORT

THE PACIFIC ENTERPRISES RETIREMENT
SAVINGS PLAN

TABLE OF CONTENTS
-------------------------------------------------------------------------------

                                                                     PAGE
INDEPENDENT AUDITORS' REPORT                                           1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 1998 AND 1997
   AND FOR THE YEARS THEN ENDED:

   Statements of Assets Available for Benefits                        2

   Statements of Changes in Assets Available for Benefits             3

   Notes to Financial Statements                                     4-9


All schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required or as they are filed by the trustee of the Master Trust in which the Plan participates.

INDEPENDENT AUDITORS' REPORT


Pacific Enterprises Retirement Savings Plan:

We have audited the accompanying statements of assets available for benefits of Pacific Enterprises Retirement Savings Plan (the "Plan") as of December 31, 1998 and 1997, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 1998 and 1997, and the changes in assets available for benefits for the years then ended in conformity with generally accepted accounting principles.


/S/  DELOITTE & TOUCHE LLP


June 11, 1999

PACIFIC ENTERPRISES RETIREMENT SAVINGS PLAN

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1998 AND 1997
(DOLLARS IN THOUSANDS)
-------------------------------------------------------------------------------

                                                                         1998               1997

CASH AND CASH EQUIVALENTS                                                                   $    8

INVESTMENTS:
  At fair value:
    Investment in Master Trust                                          $ 19,839            51,147
    Participant Loans                                                        128               831
                                                                        --------            ------

           Total investments                                              19,967            51,978
                                                                        --------            ------

RECEIVABLES:
  Employer contributions                                                       3
  Participating employee contributions                                         1
                                                                        --------

           Total receivables                                                   4
                                                                        --------

ASSETS AVAILABLE FOR BENEFITS                                           $ 19,971           $51,986
                                                                        --------            ------
                                                                        --------            ------


The accompanying notes are an integral part of these financial statements.

PACIFIC ENTERPRISES RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 1998 AND 1997
(DOLLARS IN THOUSANDS)
-------------------------------------------------------------------------------

                                                                          1998              1997

ADDITIONS:
  Net investment income:
    Equity in net investment income of the Master Trust                $  4,754           $ 10,219
    Less investment expenses                                                 13                 17
                                                                       --------           --------
           Net investment income                                          4,741             10,202
                                                                       --------           --------
  Contributions:
    Employer                                                                612                955
    Participating employees                                               2,056              2,799
                                                                       --------           --------
           Total contributions                                            2,668              3,754
                                                                       --------           --------
  Other                                                                                          2
                                                                       --------           --------
           Total additions                                                7,409             13,958
                                                                       --------           --------
DEDUCTIONS:
  Distributions to employees, retirees or their beneficiaries             9,801              2,151
  Other                                                                       8
                                                                       --------           --------
           Total deductions                                               9,809              2,151
                                                                       --------           --------
TRANSFERS (TO) FROM PLANS OF RELATED ENTITIES                           (29,615)               932
                                                                       --------           --------
NET INCREASE (DECREASE)                                                 (32,015)            12,739

ASSETS AVAILABLE FOR PLAN BENEFITS:
  Beginning of year                                                      51,986             39,247
                                                                       --------           --------
  End of year                                                          $ 19,971           $ 51,986
                                                                       --------           --------
                                                                       --------           --------


The accompanying notes are an integral part of these financial statements.

PACIFIC ENTERPRISES RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1998 AND 1997 (DOLLARS IN THOUSANDS)
-------------------------------------------------------------------------------

1.    PLAN DESCRIPTION AND RELATED INFORMATION

      The following description of the Pacific Enterprises Retirement Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      GENERAL - The Plan is a defined contribution plan that provides employees of Pacific Enterprises or any affiliate who has adopted this Plan (the "Company" or "Employer") with retirement benefits. Through June 30, 1998, employees were required to complete one year in which they completed 1,000 hours of service in order to participate in the Plan, and make regular savings investments in Sempra Energy, formerly Pacific Enterprises, common stock and other optional investments permitted by the Plan. On July 1, 1998, the Plan was amended to allow for immediate plan participation for salary deferrals. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      At June 26, 1998, Pacific Enterprises, the holding company for Southern California Gas Company, and Enova Corporation, the holding company for San Diego Gas & Electric Company, combined into a new company named Sempra Energy. As a result of the combination, each outstanding share of common stock of Pacific Enterprises was converted into 1.5038 shares of common stock of Sempra Energy, and each outstanding share of common stock of Enova Corporation was converted into one share of common stock of Sempra Energy. The combination was approved by the shareholders of both companies on March 11, 1997. As a result of the combination, employees were moved among the related companies of Sempra Energy and their existing account balances in the savings plans in which they participated were transferred to the appropriate company's savings plan, if the employee requested in writing.

      ADMINISTRATION - Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. Administrative expenses are paid directly by the Company; however, investment expenses are paid by the Plan.

      CONTRIBUTIONS - Contributions to the Plan can be made under the following provisions:

           PARTICIPATING EMPLOYEE CONTRIBUTIONS - Pursuant to Section 401(a) of the Internal Revenue Code (the "IRC"), each participant may contribute, on a pre-tax basis, up to 15% of base compensation. Additional after-tax contributions may be made up to a total contribution (before and after-tax) of 15% of each participant's base pay. Total individual pre-tax contributions in calendar years 1998 and 1997 were limited by law to $10,000 and $9,500, respectively. Prior to July 1, 1998, the maximum pre-tax contribution was 9% and the maximum total employee contribution was 14% of base compensation.

           EMPLOYER NONELECTIVE MATCHING CONTRIBUTIONS - After one year of service, the Company makes contributions to the Plan equal to 50% of each participant's contribution, up to the first 6%. The Company's contributions are invested in Sempra Energy (formerly Pacific Enterprises) common stock. Beginning October 1, 1992, employer contributions have been funded in part from the Pacific Enterprises Stock Ownership Plan and Trust.

      PARTICIPANT ACCOUNTS - Separate accounts are maintained for each participant. Each participant employee's account is credited with the participant's contributions and allocations of the Employer's nonelective matching contribution, investment earnings of the Plan, and fees. Allocations are based on participants' contributions or account balances, as defined in the Plan document.

      VESTING - All participant accounts are fully vested and nonforfeitable at all times.

      INVESTMENT OPTIONS - Beginning April 1, 1996, all investments are held in a Master Trust (see Note 6). Employees elect to have their contributions invested in increments of 10% in Sempra Energy Common Stock or the following funds offered by T. Rowe Price, trustee of the Plan:

           BLENDED STABLE VALUE FUND - invests in investment contracts issued by high quality insurance companies and banks.

           PERSONAL STRATEGY BALANCED FUND - invests in a combination of stocks, bonds, and money market securities.

           PERSONAL STRATEGY INCOME FUND - invests in a combination of bonds, money market securities, and stocks.

           PERSONAL STRATEGY GROWTH FUND - invests in a combination of stocks, bonds, and money market securities.

           INTERNATIONAL STOCK FUND - invests primarily in common stocks of established, non-U.S. companies.

           NEW HORIZONS FUND - invests primarily in common stocks of small, rapidly growing companies.

           NEW INCOME FUND - invests primarily in marketable debt securities.

           PRIME RESERVE FUND - invests in high-quality, U.S. dollar-denominated money market securities with an average weighted maturity not exceeding 90 days.

           EQUITY INDEX FUND - invests in stocks of 500 U.S. companies.

      PAYMENT OF BENEFITS - Provisions of the Plan include certain restrictions on the form and timing of distributions to withdrawing participants. In general, benefits are payable upon retirement, death, disability or termination of service.

      PLAN TERMINATION - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING - The Plan maintains its financial statements on the accrual basis of accounting.

      USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets and disclosures at the date of the financial statements and the reported changes in net assets during the reporting period. Actual results could differ from those estimates.

      INVESTMENT VALUATION AND INCOME RECOGNITION - The Plan's investments are stated at fair value based on quoted market prices. Loans are carried at cost plus accrued interest which approximates fair value.

      Purchases and sales of securities are recorded on the trade date. Dividends are recorded on the ex-dividend date.

      BENEFIT PAYMENTS - Payments are recorded when paid. Net assets available for plan benefits at December 31, 1998 and 1997 include $256 and $22, respectively, for participants who have withdrawn from the Plan but have not yet been paid their vested benefits.

3.    INVESTMENTS

      The Plan's investments were held by T. Rowe Price, the trustee, for the years ended December 31, 1998 and 1997. Investments that represent 5% or more of the Plan's net assets are identified below.


                                                                             DECEMBER 31,
                                                                       ------------------------
                                                                          1998           1997

         Investment in Master Trust (Note 6)                            $19,839        $51,147


4.    TAX STATUS

      On January 16, 1996, the Internal Revenue Service issued the Plan a favorable determination letter stating that the Plan, as then designed, was in compliance with the applicable sections of the IRC, and the underlying trust is therefore exempt from taxation under Section 501(a) of the IRC. Once qualified, the Plan is required to operate in accordance with applicable sections of the IRC and ERISA. The Plan has been amended since receiving the determination letter. The Plan's administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

5.    PARTICIPANT LOANS

      Effective April 1, 1996, the Plan was amended to allow participants to borrow against the balances in their individual accounts within the Plan. A participant is limited to borrowing a maximum of 50% of the present value of his/her account balance or $50,000, whichever is less. The minimum amount that can be borrowed is $1,000, and the fee charged to processing a loan is paid by the participant who takes out the loan. All loans have a maximum repayment period of five years. The loans bear interest at 1% above the prime rate as published monthly in the Wall Street Journal at the time the loan is made.

6.    INVESTMENTS IN THE MASTER TRUST

      The Plan's assets are held in a trust account at T. Rowe Price, the trustee of the Plan, and consist of an interest in the Sempra Energy Savings Master Trust, formerly the Pacific Enterprises Retirement Savings Plan and Southern California Gas Company Retirement Savings Plan Master Trust, (the "Master Trust"). Use of the Master Trust permits the commingling of the trust assets of two or more similar employee benefit plans sponsored by Sempra Energy, formerly Pacific Enterprises, for investment and administrative purposes. The Plan has an approximate 4% interest in the net assets available for plan benefits of the Master Trust at December 31, 1998.

      Net earnings of the Master Trust are allocated daily by T. Rowe Price to each participating account balance. Net earnings include interest income, dividend income and net appreciation (depreciation) of investments. Benefit payments, contributions and expenses are made on a specific-identification basis.

      The net assets available for plan benefits of the Master Trust at December 31, 1998 and 1997 are summarized as follows:


                                                                     1998              1997

Sempra Energy (formerly Pacific Enterprises) common stock          $359,143          $373,038
Equity Index Fund                                                   124,475            99,830
Personal Strategy Balance Fund                                       26,497            26,862
Blended Stable Value Fund                                            24,437            25,614
Prime Reserve Fund                                                   12,099             9,485
New Horizons Fund                                                    11,811             7,668
Personal Strategy Growth Fund                                         6,515             4,326
International Stock Fund                                              5,929             3,382
Personal Strategy Income fund                                         2,405             1,535
New Income Fund                                                       3,702             1,361
                                                                   --------          --------

Total                                                              $577,013          $553,101
                                                                   --------          --------
                                                                   --------          --------


      Net appreciation, dividends and interest income of the Master Trust for the years ended December 31, 1998 and 1997 are as follows:

                                                                1998           1997

Net appreciation of investments                               $43,439        $96,985
Dividends                                                      23,384         21,080
Interest                                                        1,372          1,207

7.    BY FUND INFORMATION

      Information regarding significant additions to and deductions from assets available for benefits of the Plan by fund option for the years ended December 31, 1998 and 1997 are as follows:


                                                                                DISTRIBUTIONS
                                                PARTICIPATING       NET         TO PARTICIPANTS    INTERFUND
YEAR ENDED                        EMPLOYER        EMPLOYEE       INVESTMENT       OR THEIR       AND TRANSFERS
DECEMBER 31, 1998               CONTRIBUTIONS   CONTRIBUTIONS     INCOME        BENEFICIARIES     (TO) FROM

Sempra Energy
  Common Stock                       $ 612          $   297        $  1,221        $  3,759         $  (13,013)

Blended Stable Value Fund                               223             168             963             (1,486)

Personal Strategy
  Income Fund                                            22              37             176                  4

Personal Strategy
  Balanced Fund                                         214             438             894             (2,870)

Personal Strategy
  Growth Fund                                           379              58              65              (810)

International Stock Fund                                 70              55             231              (403)

New Horizons Fund                                       102            (50)             192              (618)

New Income Fund                                          13               9              25                (9)

Prime Reserve Fund                                       47              33             144              (476)

Equity Index Fund                                       689           2,772           3,352            (9,311)

Participant Loans                                                                                        (623)
                                     -----         --------        --------        --------         ----------

Total                                $ 612         $  2,056        $  4,741        $  9,801         $  (29,615)
                                     -----         --------        --------        --------         ----------
                                     -----         --------        --------        --------         ----------


                                                                                DISTRIBUTIONS
                                                PARTICIPATING       NET         TO PARTICIPANTS    INTERFUND
YEAR ENDED                        EMPLOYER        EMPLOYEE        INVESTMENT       OR THEIR        AND TRANSFERS
DECEMBER 31, 1997               CONTRIBUTIONS   CONTRIBUTIONS      INCOME        BENEFICIARIES     (TO) FROM

Pacific Enterprises
  Common Stock                       $ 955          $   549         $  5,443         $   998         $  (682)

Blended Stable Value Fund                               285              225             139            (618)

Personal Strategy
  Income Fund                                            32               47               4              114

Personal Strategy
  Balanced Fund                                         337              699             128              139

Personal Strategy
  Growth Fund                                            86               62              31              303

International Stock Fund                                159             (13)              26              319

New Horizons Fund                                       176               63              23              270

New Income Fund                                          10                8               1               47

Prime Reserve Fund                                       82               41             145             (23)

Equity Index Fund                                     1,083            3,627             613              992

Participant Loans                                                                         43               71
                                     -----         --------         --------        --------          --------

Total                                $ 955         $  2,799         $ 10,202        $  2,151          $   932
                                     -----         --------         --------        --------          --------
                                     -----         --------         --------        --------          --------


8.    SUBSEQUENT EVENT

      Sempra Energy announced its intention to merge the Plan with the Sempra Energy Savings Plan effective August 31, 1999.

                                   * * * * * *

-------------------------------------------------------------------------------
    SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN

    FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997, SUPPLEMENTAL SCHEDULES FOR THE YEAR ENDED DECEMBER 31, 1998, AND INDEPENDENT AUDITORS' REPORT

SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN

TABLE OF CONTENTS
-------------------------------------------------------------------------------

                                                                           PAGE
INDEPENDENT AUDITORS' REPORT                                                1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 1998 AND 1997
   AND FOR THE YEARS THEN ENDED:

   Statements of Assets Available for Benefits                              2

   Statements of Changes in Assets Available for Benefits                   3

   Notes to Financial Statements                                           4-8

SUPPLEMENTAL SCHEDULES AS OF DECEMBER 31, 1998
   AND FOR THE YEAR THEN ENDED:

   Item 27a - Schedule of Assets Held for Investment Purposes               9

   Item 27d - Schedule of Reportable Transactions                          10


All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required.

INDEPENDENT AUDITORS' REPORT


San Diego Gas & Electric Company Savings Plan:

We have audited the accompanying statements of assets available for benefits of the San Diego Gas & Electric Company Savings Plan (the "Plan") as of December 31, 1998 and 1997, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in assets available for benefits of the Plan for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes as of December 31, 1998, and (2) reportable transactions for the year ended December 31, 1998, are presented for the purpose of additional analysis and are not a required part of the basic 1998 financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic 1998 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic 1998 financial statements taken as a whole.


/S/  DELOITTE & TOUCHE LLP

June 11, 1999

SAN DIEGO GAS & ELECTRIC COMPANY
SAVINGS PLAN


STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1998 AND 1997
-------------------------------------------------------------------------------


                                                    1998                  1997
CASH AND CASH EQUIVALENTS                       $    746,705          $    339,603
                                                ------------          ------------

INVESTMENTS - At fair value:
  Sempra Energy common stock                     205,544,250           246,152,063
  Mutual funds                                   158,761,310           156,537,547
                                                ------------          ------------

           Total investments                     364,305,560           402,689,610
                                                ------------          ------------

RECEIVABLES:
  Dividends and interest                           3,175,036             3,566,388
  Employer contributions                             107,918               116,769
  Participating employee contributions               391,574               448,041
                                                ------------          ------------

           Total receivables                       3,674,528             4,131,198
                                                ------------          ------------

ASSETS AVAILABLE FOR BENEFITS                   $368,726,793          $407,160,411
                                                ------------          ------------
                                                ------------          ------------


The accompanying notes are an integral part of these financial statements.

SAN DIEGO GAS & ELECTRIC COMPANY
SAVINGS PLAN


STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 1998 AND 1997
-------------------------------------------------------------------------------

                                                                         1998                    1997
ADDITIONS

NET INVESTMENT INCOME:
  Net appreciation in fair value of investments                      $   7,795,971           $  65,391,664
  Cash dividends on common stock of Plan sponsor                        13,488,190              14,900,966
  Interest and dividends                                                 1,732,445               1,713,137
                                                                     -------------          --------------

           Total investment income                                      23,016,606              82,005,767

  Less investment expenses                                                 601,705                 564,823
                                                                     -------------          --------------

           Net investment income                                        22,414,901              81,440,944
                                                                     -------------          --------------

CONTRIBUTIONS:
  Employer                                                               3,912,941               4,091,835
  Participating employees                                               14,586,701              14,850,973
                                                                     -------------          --------------

           Total contributions                                          18,499,642              18,942,808
                                                                     -------------          --------------

           Total additions                                              40,914,543             100,383,752
                                                                     -------------          --------------


DEDUCTIONS

DISTRIBUTIONS TO PARTICIPANTS OR THEIR
  BENEFICIARIES                                                         62,722,743              23,529,126

TRANSFERS TO PLANS OF RELATED ENTITIES                                  16,625,418
                                                                     -------------          --------------
TOTAL DEDUCTIONS                                                        79,348,161              23,529,126
                                                                     -------------          --------------

NET (DECREASE) INCREASE                                                (38,433,618)             76,854,626

ASSETS AVAILABLE FOR BENEFITS:
  BEGINNING OF YEAR                                                    407,160,411             330,305,785
                                                                     -------------          --------------
  END OF YEAR                                                        $ 368,726,793           $ 407,160,411
                                                                     -------------          --------------
                                                                     -------------          --------------

The accompanying notes are an integral part of these financial statements.

SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1998 AND 1997
-------------------------------------------------------------------------------


1.    DESCRIPTION OF PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      DESCRIPTION OF PLAN - The San Diego Gas & Electric Company Savings Plan (the "Plan") is a contributory defined contribution plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The terms of the Plan are described more completely in the most recent Summary Plan Description dated January 1996, which has been distributed to all participants.

      On December 6, 1995, San Diego Gas & Electric Company ("SDG&E" or the "Company") announced the formation of Enova Corporation ("Enova") as the parent company for SDG&E and its unregulated subsidiaries. On January 1, 1996, Enova became the parent of SDG&E and the sponsor of the Plan. SDG&E's outstanding common stock was converted on a share-for-share basis to Enova common stock.

      At June 26, 1998, Pacific Enterprises, the holding company for Southern California Gas Company, and Enova Corporation, the holding company for San Diego Gas & Electric Company, combined into a new company named Sempra Energy. As a result of the combination, each outstanding share of common stock of Pacific Enterprises was converted into 1.5038 shares of common stock of Sempra Energy, and each outstanding share of common stock of Enova Corporation was converted into one share of common stock of Sempra Energy. The combination was approved by the shareholders of both companies on March 11, 1997. As a result of the combination, employees were moved among the related companies of Sempra Energy. Plan account balances of Sempra Energy employees were transferred if the employee so requested in writing.

      Effective April 1, 1998, the Plan was amended to allow the Company, in its discretion, to authorize the transfer of a participant's interest in the Plan in a direct trust-to-trust transfer from the trustee of the Plan to the trustee of another qualified retirement plan.

      ELIGIBILITY - Substantially all regular employees of SDG&E and the other subsidiaries of Enova may enroll in the Plan if they have completed at least one year of service and are at least age 21.

      Effective January 1, 1999, the Plan was amended to allow for immediate Plan participation for salary deferrals and employer matching contributions after one year of service.

      CONTRIBUTIONS - Each year, participants may elect to contribute up to 15% of pre-tax or after-tax compensation or a combination of both. The Plan provides for employer contributions equal to 50% of the amount a participant elects to contribute, within specified limits of up to 6% of the participant's basic compensation, as defined in the Plan document, based on the participant's age.

      Employer contributions are invested solely in common stock of Sempra Energy. Employer contributions are reduced by the fair value of common stock forfeited by participants under the terms of the Plan.

      Due to a Plan amendment effective January 1, 1998, the amount of the employer matching contribution provided to employees not covered by a collective bargaining agreement is no longer dependent upon the participant's age. As a result of the change, contributions in the amount of 6% of a nonclassified participant's pay are eligible for Company matching contributions of 50% of such amount. Effective January 1, 1999, the Plan was amended to make the same changes for employees covered by a collective bargaining agreement.

      INVESTMENT FUNDS - Participants may direct the investment of their contributions to the following fund options offered by the Plan:

         COMMON STOCK OF SEMPRA ENERGY

         FIDELITY INSTITUTIONAL CASH PORTFOLIOS MONEY MARKET PORTFOLIO - Invests in a portfolio of money market instruments.

         FIDELITY SELECT EQUITY DISCIPLINE MARKET INDEX PORTFOLIO - Invests in large capitalization publicly traded stocks.

         FIDELITY SELECT INTERNATIONAL EQUITY PORTFOLIO - Invests in the common stocks of companies based outside the United States.

         FIDELITY SELECT EQUITY SMALL CAPITALIZATION COLLECTIVE TRUST - Invests in the common or preferred stocks of smaller companies.

         FIDELITY U.S. BOND INDEX PORTFOLIO - Invests in a diversified portfolio of long-term, investment-grade bonds with ten to thirty year maturities.

      Participants may transfer their funds among investment options and change their contribution percentage and allocation monthly.

      PARTICIPANT ACCOUNTS - Each participant's account is credited with the participant's contribution and allocations of (a) the employer's contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are calculated in accordance with provisions of the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      VESTING - Participants' contributions plus actual earnings thereon are fully and immediately vested. Prior to June 30, 1995, the employer's contributions vested after five years of employment; effective July 1, 1995, the employer's contributions fully and immediately vest for all employees not governed by a collective bargaining agreement. A participant is fully vested in the event of early or normal retirement, death, or total and permanent disability, as defined in the Plan document.

      Effective January 1, 1999, the Plan was amended to allow for immediate vesting for employees governed by a collective bargaining agreement.

      PAYMENT OF BENEFITS - Provisions of the Plan include certain restrictions on the form and timing of distributions to withdrawing participants. In general, benefits are payable upon retirement, death, disability or termination of service.

      PAYMENT OF DIVIDENDS - Effective December 1, 1994, the Plan became a defined contribution Employee Stock Ownership Plan ("ESOP"). The ESOP must invest in the Plan sponsor's stock. Under the terms of the ESOP, cash dividends on Sempra Energy's stock are required to be distributed to participants who are former employees of Enova or the Company. Active employees not covered by a collective bargaining agreement have the option to elect to receive distributions of cash dividends on Sempra Energy's stock in their accounts or to have the dividends reinvested in Sempra Energy stock. Active employees covered by a collective bargaining agreement must have cash dividends reinvested.

      Effective January 1, 1999, the Plan was amended to give employees covered by a collective bargaining agreement the option to elect to receive distributions of cash dividends on Sempra Energy stock.

      TAX STATUS - The Company received its latest determination letter from the Internal Revenue Service dated May 23, 1995, indicating the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe the Plan is qualified and the related trust is tax-exempt.

      TERMINATION OF THE PLAN - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time subject to the provisions of ERISA. Upon termination of the Plan, the participants become 100% vested in their accounts.

      SIGNIFICANT ACCOUNTING POLICIES - The Plan's financial statements are prepared on the accrual basis of accounting. Investments are carried at fair value based on quoted market prices. Investment transactions are accounted for on the trade date. Dividend income is recorded on the ex-dividend date. Participant distributions are recorded when paid.

      ACCOUNTING ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of assets at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results may differ from those estimates.

2.    INVESTMENT INFORMATION

      The Plan's investments are held by a bank-administered trust fund. The fair values of the investments representing 5% or more of the Plan's assets at December 31, 1998 and 1997 are separately identified below.



                                                                                1998               1997

Sempra Energy common stock:
  Participant Directed                                                        $ 108,837,678       $ 131,151,028
  Non-Participant Directed                                                       96,706,572         115,001,035

Mutual funds:
  Fidelity Select Equity Discipline Market Index Portfolio                       88,583,057          76,515,616
  Fidelity Select Equity Small Capitalization Collective Trust                   32,682,524          39,542,789
  Other                                                                          37,495,729          40,479,142
                                                                              -------------       -------------

Total Investments                                                             $ 364,305,560       $ 402,689,610
                                                                              -------------       -------------
                                                                              -------------       -------------


      The net appreciation (depreciation) in the fair value of investments is summarized as follows for the years ended December 31, 1998 and 1997:

                                                                         1998                     1997

Sempra Energy common stock                                               $ (14,845,131)         $  38,280,914
Mutual funds                                                                22,641,102             27,110,750
                                                                         -------------          -------------

Net appreciation                                                         $   7,795,971          $  65,391,664
                                                                         -------------          -------------
                                                                         -------------          -------------

3.    BY FUND INFORMATION

      Information regarding significant additions to and deductions from assets available for benefits by fund option for the years ended December 31, 1998 and 1997 are as follows:

                                                                                                DISTRIBUTIONS    TRANSFERS TO
                                                               PARTICIPATING        NET        TO PARTICIPANTS     PLANS OF
                                                 EMPLOYER        EMPLOYEE        INVESTMENT        OR THEIR         RELATED
1998                                          CONTRIBUTIONS    CONTRIBUTIONS       INCOME        BENEFICIARIES      ENTITIES

PARTICIPANT DIRECTED

Sempra Energy Common Stock                                       $ 4,985,094      $  (476,097)    $ 23,337,488       $  208,421

Fidelity Institutional Cash Portfolios
  Money Market Portfolio                                             612,037          769,346        4,172,810        1,568,400

Fidelity Select Equity Discipline
  Market Index Portfolio                                           4,542,871       21,427,539        8,265,390        7,959,800

Fidelity Select International
  Equity Portfolio                                                   967,525        1,852,497        1,206,344        1,291,632

Fidelity Select Equity Small
  Capitalization Collective Trust                                  2,730,577       (1,442,878)       3,669,834        3,840,630

Fidelity U.S. Bond Index Portfolio                                   748,597        1,150,890        2,694,569        1,583,491

NON-PARTICIPANT DIRECTED

Sempra Energy Common Stock                       $3,912,941                          (866,396)      19,376,308          173,044
                                                 ----------      -----------      -----------      -----------      ------------

Total                                            $3,912,941      $14,586,701      $22,414,901      $62,722,743      $16,625,418
                                                 ----------      -----------      -----------      -----------      ------------
                                                 ----------      -----------      -----------      -----------      ------------


                                                                                                DISTRIBUTIONS
                                                               PARTICIPATING         NET       TO PARTICIPANTS
                                                 EMPLOYER        EMPLOYEE         INVESTMENT       OR THEIR
1997                                          CONTRIBUTIONS    CONTRIBUTIONS        INCOME       BENEFICIARIES

PARTICIPANT DIRECTED

Enova Corporation Common Stock                                   $ 5,322,243      $29,764,590      $ 9,452,623

Fidelity Institutional Cash
  Portfolios Money
  Market Portfolio                                                   743,529          826,443        1,213,355

Fidelity Select Equity Discipline
  Market Index Portfolio                                           4,239,882       17,529,084        3,077,916

Fidelity Select International
  Equity Portfolio                                                 1,095,141          402,931          431,472

Fidelity Select Equity Small
  Capitalization Collective Trust                                  2,660,543        8,377,150        1,462,797

Fidelity U.S. Bond
   Index Portfolio                                                   789,635        1,088,420          656,460

NON-PARTICIPANT DIRECTED

Enova Corporation Common Stock                    4,091,835                        23,452,326        7,234,503
                                                 ----------      -----------      -----------      -----------

Total                                            $4,091,835      $14,850,973      $81,440,944      $23,529,126
                                                 ----------      -----------      -----------      -----------
                                                 ----------      -----------      -----------      -----------

4.    CONTINGENCIES

      In September 1997, a complaint was filed against the Company on behalf of temporary employees and independent contractors employed by the Company during the last 31 years. The plaintiffs allege that they are common law employees of the Company and, as such, under a recent Ninth Circuit Court of Appeals decision, are and have been entitled to participate in the Company's health and welfare, defined benefit and defined contribution plans. The plaintiffs seek to recover past and future benefits under each plan. In October 1997, the Company filed its answer to the complaint, denying the appropriateness of the claim.

      The ultimate liability, if any, that may be assessed in this regard cannot presently be determined and would be assessed against the Plan sponsor rather than the Plan. Consequently, no provision has been recorded in the accompanying financial statements.

5.    SUBSEQUENT EVENT

      The Company has approved the change of the Plan's recordkeeper and trustee from Watson Wyatt Worldwide Company and Union Bank of California, respectively, to T. Rowe Price effective October 1, 1999. In addition, the Plan will allow participant loans.


                                   * * * * * *

    SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN


    ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
    DECEMBER 31, 1998
    ---------------------------------------------------------------------------


                                                                                                 FAIR
                                   DESCRIPTION                              COST                 VALUE

    CASH
    Highmark Money Market Diversified Obligations Fund                     $  729,910           $  729,910
*   Union Bank of California Interest Bearing Cash                             16,795               16,795
                                                                         --------------       ------------

              Total Cash                                                   $  746,705           $  746,705
                                                                         --------------       ------------
                                                                         --------------       ------------


*   SEMPRA ENERGY COMMON STOCK                                           $142,671,643         $205,544,250
                                                                         --------------       ------------

    MUTUAL FUNDS
    Fidelity Select Equity Discipline Market Index
      Portfolio                                                            38,497,862           88,583,057
    Fidelity Select Equity Small Capitalization
      Collective Trust                                                     23,435,193           32,682,524
    Fidelity Institutional Cash Portfolios Money
      Market Portfolio                                                     12,976,637           12,976,637
    Fidelity U.S. Bond Index Portfolio                                     12,973,436           13,295,719
    Fidelity Select International Equity Portfolio                          8,716,215           11,223,373
                                                                         --------------       ------------

               Total Mutual Funds                                          96,599,343         158,761,310
                                                                         --------------       ------------

    TOTAL INVESTMENTS                                                    $239,270,986        $364,305,560
                                                                         --------------       ------------
                                                                         --------------       ------------

* Party-in-interest

SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1998
-------------------------------------------------------------------------------

SERIES OF TRANSACTIONS INVOLVING SECURITIES OF THE SAME ISSUE:

                                                                          PURCHASES
                                                            ----------------------------------------
                                                               NUMBER OF            PURCHASE
                     DESCRIPTION OF ASSET                    TRANSACTIONS             PRICE

     Highmark Money Market Diversified
       Obligations Fund                                           65              $   41,591,643

     Fidelity Institutional Cash Portfolios Money
       Market Portfolio                                           83                  12,422,087

     Fidelity Select Equity Discipline Market
       Index Portfolio                                            35                   8,032,733

     Enova Corporation Common Stock*                              53                   9,198,003

     Sempra Corporation Common Stock*                              3                 256,738,629

SINGLE REPORTABLE TRANSACTIONS INVOLVING
  SECURITIES OF THE SAME ISSUE:

     Enova Corporation Common Stock*

     Sempra Energy Corporation Common Stock*                                         254,333,364

                                                                                              SALES
                                                    -------------------------------------------------------------------------------
                                                        NUMBER OF               SELLING                  COST                NET
                     DESCRIPTION OF ASSET              TRANSACTIONS              PRICE                 OF ASSET             GAIN

     Highmark Money Market Diversified
       Obligations Fund                                      70            $   41,185,696        $   41,185,696                 -

     Fidelity Institutional Cash Portfolios Money
       Market Portfolio                                      47                15,913,425            15,913,425                 -

     Fidelity Select Equity Discipline Market
       Index Portfolio                                       53                17,592,889             8,408,715      $  9,184,174

     Enova Corporation Common Stock*                          8               257,047,093           245,243,617        11,803,476

     Sempra Corporation Common Stock*                         7                 5,836,498             4,144,010         1,692,488

SINGLE REPORTABLE TRANSACTIONS INVOLVING
  SECURITIES OF THE SAME ISSUE:

     Enova Corporation Common Stock*                                          254,333,364           243,469,810         10,863,554

     Sempra Energy Corporation Common Stock*

* As a result of the June 26, 1998 merger of Enova Corporation and Pacific Enterprises forming Sempra Energy all shares of Enova Corporation stock held by the Plan were converted on a one-for-one basis into Sempra Energy shares.

NOTE: The transactions included in this schedule meet the definition of reportable transactions under Section 103 of the Employee Retirement Income Security Act of 1974 and consist of single or series of transactions during the year involving investment assets of an amount in excess of 5% of the fair value of Plan assets as of the beginning of the Plan year.

-------------------------------------------------------------------------------
    SEMPRA ENERGY
    SAVINGS PLAN

    FINANCIAL STATEMENTS AS OF DECEMBER 31, 1998 AND FOR THE PERIOD JULY 1, 1998 (INCEPTION) THROUGH DECEMBER 31, 1998 AND INDEPENDENT AUDITORS' REPORT

SEMPRA ENERGY SAVINGS PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                                   PAGE
INDEPENDENT AUDITORS' REPORT                                                         1

FINANCIAL STATEMENTS:

   Statement of Assets Available for Benefits as of December 31, 1998                2

   Statement of Changes in Assets Available for Benefits for the period
      July 1, 1998 (Inception) through December 31, 1998                             3

   Notes to Financial Statements                                                   4-7



All schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required or as they are filed by the trustee of the Master Trust in which the Plan participates.

INDEPENDENT AUDITORS' REPORT


Sempra Energy Savings Plan:

We have audited the accompanying statement of assets available for benefits of Sempra Energy Savings Plan (the "Plan") as of December 31, 1998, and the related statement of changes in assets available for benefits for the period July 1, 1998 (inception) through December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 1998, and the changes in assets available for benefits of the Plan for the period July 1, 1998 (inception) through December 31, 1998 in conformity with generally accepted accounting principles.


/S/  DELOITTE & TOUCHE LLP

June 11, 1999

SEMPRA ENERGY SAVINGS PLAN

STATEMENT OF ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1998 (DOLLARS IN THOUSANDS)
-------------------------------------------------------------------------------


CASH AND CASH EQUIVALENTS                                               $    15

INVESTMENTS:
  At fair value:
    Investment in Master Trust                                           87,952
    Participant Loans                                                     1,803
                                                                        -------
           Total investments                                             89,755
                                                                        -------
RECEIVABLES:
  Employer contributions                                                     89
  Participating employee contributions                                      283
                                                                        -------
           Total receivables                                                372
                                                                        -------
ASSETS AVAILABLE FOR BENEFITS                                           $90,142
                                                                        -------



The accompanying notes are an integral part of these financial statements.

SEMPRA ENERGY SAVINGS PLAN

STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
PERIOD OF JULY 1, 1998 (INCEPTION) THROUGH DECEMBER 31, 1998
(DOLLARS IN THOUSANDS)
-------------------------------------------------------------------------------



ADDITIONS:
  Net investment income:
    Equity in net investment income of the Master Trust            $12,533
    Less investment expenses                                            18
                                                                   -------

           Net investment income                                    12,515
                                                                   -------

  Contributions:
    Employer                                                           988
    Participating employees                                          3,296
                                                                   -------

           Total contributions                                       4,284
                                                                   -------

  Transfers from plans of related entities                          74,987
  Other                                                                  3
                                                                   -------

           Total additions                                          91,789

DEDUCTIONS:
  Distributions to participants or their beneficiaries               1,647
                                                                   -------

NET INCREASE                                                        90,142

ASSETS AVAILABLE FOR PLAN BENEFITS:
  Inception of plan                                                      0
                                                                   -------

  End of year                                                      $90,142
                                                                   -------
                                                                   -------


The accompanying notes are an integral part of these financial statements.

SEMPRA ENERGY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
JULY 1, 1998 (INCEPTION) THROUGH DECEMBER 31, 1998
(DOLLARS IN THOUSANDS)
-------------------------------------------------------------------------------


1.    PLAN DESCRIPTION AND RELATED INFORMATION

      The following description of the Sempra Energy Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      GENERAL - The Plan is a defined contribution plan, adopted on July 1, 1998, that provides employees of Sempra Energy or any affiliate who has adopted this Plan (the "Company" or "Employer") with retirement benefits. The Company was formed on June 26, 1998, upon the combination of Pacific Enterprises and Enova Corporation. As a result of the combination, employees were moved among the related companies of Sempra Energy and their existing account balances in the savings plans in which they participated were transferred to the appropriate company's savings plan, if the employee requested in writing.

      Employees may participate immediately in the Plan and, after one year in which they complete 1,000 hours of service, receive an employer contribution. Employees may make regular savings investments in Sempra Energy common stock and other optional investments permitted by the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      ADMINISTRATION - Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. Administrative expenses are paid directly by the Company; however, investment expenses are paid by the Plan.

      CONTRIBUTIONS - Contributions to the Plan can be made under the following provisions:

              PARTICIPATING EMPLOYEE CONTRIBUTIONS - Pursuant to Section 401(a) of the Internal Revenue Code (the "IRC"), each participant may contribute up to 15% of base pay on a pre-tax basis, an after-tax basis, or a combination. Total individual pre-tax contributions in calendar year 1998 were limited by law to $10,000.

              EMPLOYER NONELECTIVE MATCHING CONTRIBUTIONS - The Company makes contributions to the Plan equal to 50% of each participant's pre-tax contribution, up to the first 6%. The Company's contributions are invested in Sempra Energy common stock.

      PARTICIPANT ACCOUNTS - Separate accounts are maintained for each participant. Each participant employee's account is credited with the participant's contributions and the Employer's nonelective matching contribution, as well as an allocation of investment earnings of the Plan, and fees. Allocations are based on participants' contributions or account balances, as defined in the Plan document.

      VESTING - All participant accounts are fully vested and nonforfeitable at all times.

      INVESTMENT OPTIONS - All investments are held in a Master Trust (see Note
      6). Employees elect to have their contributions invested in increments of 10% in Sempra Energy Common Stock or the following funds offered by T. Rowe Price, trustee of the Plan:

              BLENDED STABLE VALUE FUND - invests in investment contracts issued by high quality insurance companies and banks.

              PERSONAL STRATEGY BALANCED FUND - invests in a combination of stocks, bonds, and money market securities.

              PERSONAL STRATEGY INCOME FUND - invests in a combination of bonds, money market securities, and stocks.

              PERSONAL STRATEGY GROWTH FUND - invests in a combination of stocks, bonds, and money market securities.

              INTERNATIONAL STOCK FUND - invests primarily in common stocks of established, non-U.S. companies.

              NEW HORIZONS FUND - invests primarily in common stocks of small, rapidly growing companies.

              NEW INCOME FUND - invests primarily in marketable debt securities.

              PRIME RESERVE FUND - invests in high-quality, U.S.
              dollar-denominated money market securities with an average weighted maturity not exceeding 90 days.

              EQUITY INDEX FUND - invests in stocks of 500 U.S. companies.

      PAYMENT OF BENEFITS - Provisions of the Plan include certain restrictions on the form and timing of distributions to withdrawing participants. In general, benefits are payable upon retirement, death, disability or termination of service.

      PLAN TERMINATION - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING - The Plan maintains its financial statements on the accrual basis of accounting.

      USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets and disclosures at the date of the financial statements and the reported changes in net assets during the reporting period. Actual results could differ from those estimates.

      INVESTMENT VALUATION AND INCOME RECOGNITION - The Plan's investments are stated at fair value based on quoted market prices. Loans are carried at cost plus accrued interest which approximates fair value.

      Purchases and sales of securities are recorded on trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

      BENEFIT PAYMENTS - Payments are recorded when paid.

3.    INVESTMENTS

      The Plan's investments were held by T. Rowe Price, the trustee, for the period ended December 31, 1998. Investments that represent 5% or more of the Plan's net assets are identified below.

         Investment in Master Trust (Note 6)                      $87,952

4.    TAX STATUS

      The Company has not yet requested from the Internal Revenue Service a determination letter stating that the Plan, as designed, is in compliance with the applicable requirements of the Internal Revenue Code ("IRC"). The Plan's administrator and tax counsel believe that the Plan is designed and operated in accordance with the applicable sections of the IRC, and that the underlying trust is exempt from taxation under Section 501(a) of the IRC.

5.    PARTICIPANT LOANS

      Participants may borrow against the balances in their individual accounts within the Plan. A participant is limited to borrowing a maximum of 50% of the present value of his/her account balance or $50,000, whichever is less. The minimum amount that can be borrowed is $1,000, and the fee charged to process a loan is paid by the participant who takes out the loan. Loans have a maximum repayment period of five years. The loans bear interest at 1% above the prime rate as published monthly in the Wall Street Journal at the time the loan is made.

6.    INVESTMENTS IN THE MASTER TRUST

      The Plan's assets are held in a trust account at T. Rowe Price, the trustee of the Plan, and consist of an interest in the Sempra Energy Savings Master Trust (the "Master Trust"). Use of the Master Trust permits the commingling of the trust assets of two or more similar employee benefit plans sponsored by Sempra Energy for investment and administrative purposes. The Plan has an approximate 15% interest in the net assets available for plan benefits of the Master Trust at December 31, 1998.

      Net earnings of the Master Trust are allocated daily by T. Rowe Price to each participating account balance. Net earnings include interest income, dividend income and net appreciation (depreciation) of investments. Benefit payments, contributions and expenses are made on a specific-identification basis.

      The net assets available for plan benefits of the Master Trust at December 31, 1998 are summarized as follows:

Sempra Energy common stock                                      $ 359,143
Equity Index Fund                                                 124,475
Personal Strategy Balance Fund                                     26,497
Blended Stable Value Fund                                          24,437
Prime Reserve Fund                                                 12,099
New Horizons Fund                                                  11,811
Personal Strategy Growth Fund                                       6,515
International Stock Fund                                            5,929
Personal Strategy Income Fund                                       2,405
New Income Fund                                                     3,702
                                                                 --------
Total                                                            $577,013
                                                                 --------
                                                                 --------

      Net appreciation, dividend and interest income of the Master Trust for the year ended December 31, 1998 is summarized as follows:

         Net appreciation                                         $43,439
         Dividends                                                 23,384
         Interest                                                   1,372

7.       BY FUND INFORMATION

      Information regarding significant additions to and deductions from assets available for benefits of the Plan by fund option for the period July 1, 1998 through December 31, 1998 is as follows:

                                                                                       DISTRIBUTIONS
                                                        PARTICIPATING      NET       TO PARTICIPANTS     INTERFUND
                                           EMPLOYER       EMPLOYEE      INVESTMENT      OR THEIR       AND TRANSFERS
                                        CONTRIBUTIONS   CONTRIBUTIONS     INCOME      BENEFICIARIES      (TO) FROM

Sempra Energy
  Common Stock                            $   988       $   456       $  7,592         $    531        $  29,035

Stable Value Fund                                           130             72              327            3,113

Personal Strategy
  Income Fund                                                51             19               25              285

Personal Strategy
  Balanced Fund                                             292            314              120            4,413

Personal Strategy
  Growth Fund                                               271            139               12            1,440

International Stock Fund                                    189            170               44            2,082

New Horizons Fund                                           384            668              171            4,883

New Income Fund                                              91             27                             1,894

Prime Reserve Fund                                          152             48               38            2,763

Equity Index Fund                                         1,280           3,466             379           23,741

Settlement Account                                                                                            15

Participant Loans                                                                                          1,323
                                         -------        -------        --------       ---------        ---------

Total                                    $   988        $ 3,296        $ 12,515       $   1,647        $  74,987
                                         -------        -------        --------       ---------        ---------
                                         -------        -------        --------       ---------        ---------


8.    SUBSEQUENT EVENT

      Sempra Energy announced its intention to merge the Pacific Enterprises Retirement Savings Plan with the Plan effective August 31, 1999.

                                   * * * * * *

-------------------------------------------------------------------------------
    SEMPRA ENERGY TRADING RETIREMENT SAVINGS PLAN

    FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES FOR THE YEAR ENDED DECEMBER 31, 1998, AND INDEPENDENT AUDITORS' REPORT

SEMPRA ENERGY TRADING RETIREMENT
SAVINGS PLAN

TABLE OF CONTENTS
-------------------------------------------------------------------------------

                                                                        PAGE
INDEPENDENT AUDITORS' REPORT                                             1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 1998
   AND FOR THE YEAR THEN ENDED:

   Statement of Assets Available for Benefits                           2

   Statement of Changes in Assets Available for Benefits                3

   Notes to Financial Statements                                        4-7

SUPPLEMENTAL SCHEDULES AS OF DECEMBER 31, 1998
   AND FOR THE YEAR THEN ENDED:

   Item 27a - Schedule of Assets Held for Investment Purposes            8

   Item 27d - Schedule of Series Reportable Transactions                 9

   Item 27d - Schedule of Single Reportable Transactions               10-14

All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required.

INDEPENDENT AUDITORS' REPORT


Sempra Energy Trading Retirement Savings Plan:

We have audited the accompanying statement of assets available for benefits of Sempra Energy Trading Retirement Savings Plan (the "Plan") as of December 31, 1998, and the related statement of changes in assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 1998, and the changes in assets available for benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes as of December 31, 1998, and (2) reportable transactions for the year ended December 31, 1998, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/S/  DELOITTE & TOUCHE LLP

June 11, 1999

SEMPRA ENERGY TRADING RETIREMENT SAVINGS PLAN

STATEMENT OF ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 1998
-------------------------------------------------------------------------------


INVESTMENTS:
  At fair value:
    Mutual funds                                                   $  2,167,393
    Sempra Energy common stock                                          933,553
    Participant loans                                                    31,907
                                                                   ------------

ASSETS AVAILABLE FOR BENEFITS                                      $  3,132,853
                                                                   ------------
                                                                   ------------


The accompanying notes are an integral part of these financial statements.

SEMPRA ENERGY TRADING RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1998
-------------------------------------------------------------------------------


ADDITIONS:
  Net investment income:
    Net appreciation in fair value of investments                                                   $    43,295
    Interest and dividends                                                                               92,751
                                                                                                  -------------

           Total investment income                                                                      136,046

    Less investment expenses                                                                              6,566
                                                                                                  -------------

           Net investment income                                                                        129,480
                                                                                                  -------------

  Contributions:
    Employer                                                                                            349,980
    Participating employees                                                                           1,142,065
                                                                                                  -------------

           Total contributions                                                                        1,492,045
                                                                                                  -------------

  Transfers from plans of related entities                                                            1,543,759
                                                                                                  -------------
           Total additions                                                                            3,165,284
                                                                                                  -------------

DEDUCTIONS:
  Distributions to participants or their beneficiaries                                                   32,431
                                                                                                  -------------

NET INCREASE                                                                                          3,132,853

ASSETS AVAILABLE FOR PLAN BENEFITS:
  Beginning of year                                                                                           0
                                                                                                  -------------

  End of year                                                                                     $   3,132,853
                                                                                                  -------------
                                                                                                  -------------


The accompanying notes are an integral part of these financial statements.

SEMPRA ENERGY TRADING RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 1998
-------------------------------------------------------------------------------


1.    PLAN DESCRIPTION AND RELATED INFORMATION

      The following description of the Sempra Energy Trading Retirement Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      GENERAL - The Plan is a defined contribution plan adopted on January 1, 1998, that provides employees of Sempra Energy Trading or any affiliate who has adopted this Plan (the "Company" or "Employer") with retirement benefits. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      At June 26, 1998, Pacific Enterprises, the holder of a 50% interest in the Company, and Enova Corporation, the holder of the other 50% interest in the Company, combined into a new company named Sempra Energy. As a result of the combination, employees were moved among the related companies of Sempra Energy and their existing account balances in the savings plans in which they participated were transferred to the appropriate company's savings plan, if the employee requested in writing.

      Effective July 1, 1998, the Plan was amended to allow for immediate Plan participation for salary deferrals.

      ADMINISTRATION - Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. Administrative expenses are paid directly by the Company; however, investment expenses are paid by the Plan.

      CONTRIBUTIONS - Contributions to the Plan can be made under the following provisions:

          PARTICIPATING EMPLOYEE CONTRIBUTIONS - Pursuant to Section 401(a) of the Internal Revenue Code (the "IRC"), each participant may contribute, on a pre-tax basis, up to 9% of base pay. Additional after-tax contributions may be made up to a total contribution (before and after-tax) of 14% of a participant's base pay. Total individual pre-tax contributions in calendar year 1998 were limited by law to $10,000.

          EMPLOYER NONELECTIVE MATCHING CONTRIBUTION - After one year of service in which employees worked at least 1,000 hours of service, the Company makes contributions to the Plan based on the participant's pre-tax contributions and years of service as follows:

          Less than five years of service..1/3 of the first 6% of contributions
          Five to ten years of service.....2/3 of the first 6% of contributions
          Ten years or more of service.....100% of the first 6% of contributions

      The Company will also provide an additional matching contribution of 15% of the participant's pre-tax contribution, subject to certain limitations described in the Plan document.

      The Company's contributions are invested in Sempra Energy (formerly Pacific Enterprises) common stock.

      Effective January 1, 1999, the Plan was amended to increase the maximum employee pre-tax contributions from 9% to 15% of base pay and to determine Company contributions based on employee pre-tax and after-tax contributions, up to a maximum of 6% of base compensation.

      PARTICIPANT ACCOUNTS - Separate accounts are maintained for each participant. Each participant employee's account is credited with the participant's contributions, allocations of the Employer's non-elective matching contribution, investment earnings of the Plan, and fees. Allocations are based on participants' contributions or account balances, as defined in the Plan document.

      VESTING - All participant accounts are fully vested and nonforfeitable at all times.

      INVESTMENT OPTIONS - Employees elect to have their contributions invested in increments of 10% in Sempra Energy Common Stock or the following funds offered by T. Rowe Price, trustee of the Plan:

             BLENDED STABLE VALUE FUND - invests in investment contracts issued by high quality insurance companies and banks.

             PERSONAL STRATEGY BALANCED FUND - invests in a combination of stocks, bonds, and money market securities.

             PERSONAL STRATEGY INCOME FUND - invests in a combination of bonds, money market securities, and stocks.

             PERSONAL STRATEGY GROWTH FUND - invests in a combination of stocks, bonds, and money market securities.

             INTERNATIONAL STOCK FUND - invests primarily in common stocks of established, non-U.S. companies.

             NEW HORIZONS FUND - invests primarily in common stocks of small, rapidly growing companies.

             NEW INCOME FUND - invests primarily in marketable debt securities.

             PRIME RESERVE FUND - invests in high-quality, U.S.
             dollar-denominated money market securities with an average weighted maturity not exceeding 90 days.

             EQUITY INDEX FUND - invests in stocks of 500 U.S. companies.

      PAYMENT OF BENEFITS - Provisions of the Plan include certain restrictions on the form and timing of distributions to withdrawing participants. In general, benefits are payable upon retirement, death, disability or termination of service.

      PLAN TERMINATION - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING - The Plan maintains its financial statements on the accrual basis of accounting.

      USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets and disclosures at the date of the financial statements and the reported changes in net assets during the reporting period. Actual results could differ from those estimates.

      INVESTMENT VALUATION AND INCOME RECOGNITION - The Plan's investments are stated at fair value based on quoted market prices. Loans are carried at cost plus accrued interest, which approximates fair value.

      Purchases and sales of securities are recorded on the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

      BENEFIT PAYMENTS - Payments are recorded when paid.

3.    INVESTMENTS

      The Plan's investments were held by T. Rowe Price, the trustee, for the year ended December 31, 1998. Investments that represent 5% or more of the Plan's net assets at December 31, 1998 are identified below.


Sempra Energy Common Stock                                         $ 933,553
Mutual Funds:
  Equity Index 500 Fund                                              610,402
  Personal Strategy - Income                                         355,004
  Personal Strategy - Growth                                         288,414
  New Horizons Fund                                                  285,503
  International Stock Fund                                           233,963
  Personal Strategy - Balanced                                       212,430



      The net appreciation in the fair value of investments is summarized as follows for the year ended December 31, 1998:

Sempra Energy Common Stock                                          $   (12,345)
Mutual funds                                                             55,640
                                                                   ------------

Total                                                              $     43,295
                                                                   ------------
                                                                   ------------

4.    TAX STATUS

      The Company has not yet requested from the Internal Revenue Service a determination letter stating that the Plan, as designed, is in compliance with the applicable requirements of the Internal Revenue Code ("IRC"). The Plan's administrator and tax counsel believe that the Plan is designed and operated in accordance with the applicable sections of the IRC, and that the underlying trust is exempt from taxation under Section 501(a) of the IRC.

5.    PARTICIPANT LOANS

      Participants may borrow against the balances in their individual accounts within the Plan. A participant is limited to borrowing a maximum of 50% of the present value of his/her account balance or $50,000, whichever is less. The minimum amount that can be borrowed is $1,000, and the fee charged for processing a loan is paid by the participant who takes out the loan. Loans have a maximum repayment period of five years. The loans bear interest at 1% above the prime rate as published monthly in the Wall Street Journal at the time the loan is made.

6.       BY FUND INFORMATION

      Information regarding significant additions to and deductions from assets available for benefits by fund option for the year ended December 31, 1998 are as follows:


                                                                                DISTRIBUTIONS
                                             PARTICIPATING          NET        TO PARTICIPANTS         INTERFUND
                             EMPLOYER           EMPLOYEE         INVESTMENT       OR THEIR           AND TRANSFERS
                          CONTRIBUTIONS      CONTRIBUTIONS         INCOME       BENEFICIARIES         (TO) FROM

Sempra Energy
  Common Stock               $349,980            $ 14,072           $7,490           $8,406             $ 576,820

Blended Stable
  Value Fund                                       51,388            1,445                                (34,795)

Personal Strategy
  Income Fund                                     125,067           16,160            3,121               222,890

Personal Strategy
  Balanced Fund                                    89,825           11,661            2,724               116,587

Personal Strategy
  Growth Fund                                     141,158           18,980            9,387               145,435

International
  Stock Fund                                      122,826            7,829            2,335               107,841

New Horizons Fund                                 243,326          (5,878)            1,265                55,796

New Income Fund                                    26,530            2,435              989                58,484

Prime Reserve Fund                                 4,237             2,286                                 71,222

Equity Index Fund                                 323,636           67,072            4,204               223,479
                            ---------         -----------        ---------         --------           -----------

Total                       $ 349,980         $ 1,142,065        $ 129,480         $ 32,431           $ 1,543,759
                            ---------         -----------        ---------         --------           -----------
                            ---------         -----------        ---------         --------           -----------


                                   * * * * * *

ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1998
-------------------------------------------------------------------------------

                                                                                                           FAIR
                                      DESCRIPTION                                         COST             VALUE

*   Sempra Energy Common Stock                                                         $   946,467         $ 933,553
                                                                                       -----------         ---------

    T Rowe Price Mutual Funds:
      Equity Index Fund                                                                    542,939           610,402
      Personal Strategy Balanced Fund                                                      211,056           212,430
      Blended Stable Value Fund                                                             17,989            17,989
      New Horizons Fund                                                                    299,955           285,503
      Prime Reserve Fund                                                                    77,707            77,707
      International Stock Fund                                                             234,517           233,963
      Personal Strategy Growth Fund                                                        281,760           288,414
      Personal Strategy Income Fund                                                        351,560           355,004
       New Income Fund                                                                      88,230            85,981
                                                                                       -----------         ---------

               Total mutual funds                                                        2,105,713         2,167,393

    Participant loans (interest rates from 8.75% to 9.5%;
      maturities to 2003)                                                                   31,907            31,907
                                                                                       -----------         ---------

    Total investments                                                                   $3,084,087        $3,132,853
                                                                                       -----------         ---------


*   Represents a party-in-interest to the Plan.

SEMPRA ENERGY TRADING RETIREMENT SAVINGS PLAN

ITEM 27d - SCHEDULE OF SERIES REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1998
-------------------------------------------------------------------------------

                                                   PURCHASES                                              SALES
                                        -------------------------------------------------------------------------------------------
                                           NUMBER OF     PURCHASE         NUMBER OF    SELLING        COST OF             NET
DESCRIPTION OF ASSET                     TRANSACTIONS      PRICE        TRANSACTIONS   PRICE          ASSET            GAIN (LOSS)

Blended Stable Value Fund                      16        $ 50,385               1        $ 50,385        $ 50,385

Equity Index 500 Fund                          47         556,807              16          14,141          13,899        $    242

International Stock Fund                       36         244,288              11           9,678           9,819            (141)

New Horizons Fund                              34         354,398              16          48,202          54,478          (6,276)

New Income Fund                                42          89,563               3           1,324           1,333              (9)

Personal Strategy Balanced Fund                35         216,970              12           5,760           5,914            (154)

Personal Strategy Growth Fund                  36         300,035              15          18,540          18,279             261

Personal Strategy Income Fund                  37         364,650              12          13,012          13,089             (77)

Prime Reserve Fund                             38          76,987               1               2               2

TRP Stable Value Fund Schedule E               24          57,703               2          39,714          39,714

Pacific Enterprises Common Stock*              19         519,249               2         519,340         519,295              45

Sempra Energy Common Stock*                    20         677,980              16          14,065          13,588             477



* As a result of the June 26, 1998 merger of Enova Corporation and Pacific Enterprises forming Sempra Energy all shares of Pacific Enterprises stock held by the Plan were converted on a basis of one share of Sempra Energy stock for 1.5038 shares of Pacific Enterprises stock.

NOTE: The transactions included in this schedule meet the definition of reportable transactions under Section 103 of the Employee Retirement Income Security Act of 1974 and consist of series of transactions during the year involving investment assets of an amount in excess of 5% of the fair value of Plan assets as of the beginning of the Plan year.

SEMPRA ENERGY TRADING RETIREMENT SAVINGS PLAN

ITEM 27d - SCHEDULE OF SINGLE REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1998
-------------------------------------------------------------------------------

                                                       PURCHASES                          SALES
                                                    ----------------  -----------------------------------------------
                                                       PURCHASE           SELLING         COST OF           NET
               DESCRIPTION OF ASSET                      PRICE             PRICE           ASSET        GAIN (LOSS)
Blended Stable Value Fund                             $  45,877          $ 50,385        $ 50,385

Equity Index 500 Fund                                    10,346             3,652           3,962          $(310)
                                                         10,749
                                                         47,847
                                                          8,091
                                                          8,027
                                                          7,946
                                                          8,546
                                                          3,105
                                                         51,913
                                                          9,076
                                                         12,588
                                                          9,117
                                                        178,352
                                                          8,815
                                                          8,609
                                                          8,613
                                                          3,513
                                                          8,530
                                                          3,923
                                                          7,260
                                                          7,808
                                                          7,519
                                                         35,548
                                                          7,361
                                                          7,677
                                                          7,385
                                                          7,338
                                                          6,862
                                                          6,458
                                                          6,141
                                                          5,802
                                                         10,445
                                                          5,846
                                                          9,417

International Stock Fund                                  4,092             5,125           4,980             145
                                                          4,349
                                                         30,609
                                                          4,317
                                                          2,941
                                                          2,780
                                                          2,610
                                                                                                          (Continued)

SEMPRA ENERGY TRADING RETIREMENT SAVINGS PLAN

ITEM 27d - SCHEDULE OF SINGLE REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1998
-------------------------------------------------------------------------------

                                                       PURCHASES                          SALES
                                                    ----------------  -----------------------------------------------
                                                       PURCHASE           SELLING         COST OF           NET
               DESCRIPTION OF ASSET                      PRICE             PRICE           ASSET        GAIN (LOSS)
International Stock Fund (continued)                      3,105
                                                         22,810
                                                          2,878
                                                          2,774
                                                        107,882
                                                          2,600
                                                          2,762
                                                          2,614
                                                          2,614
                                                          2,469
                                                          5,084
                                                          8,474
                                                          2,336

New Horizons Fund                                         5,720            38,401          44,126         (5,725)
                                                          5,749             5,084           5,453           (369)
                                                         32,423
                                                          5,449
                                                          4,131
                                                          4,030
                                                          4,192
                                                          9,193
                                                        104,512
                                                          4,569
                                                         85,000
                                                          4,296
                                                          4,098
                                                         17,223
                                                          3,657
                                                          2,266
                                                          3,089
                                                          3,089
                                                          3,066
                                                          3,061
                                                          3,014
                                                          2,984
                                                          2,977
                                                          2,946
                                                          3,082
                                                          2,673
                                                          2,638
                                                          2,343
                                                         14,498
                                                          2,884
                                                                                                          (Continued)

SEMPRA ENERGY TRADING RETIREMENT SAVINGS PLAN

ITEM 27d - SCHEDULE OF SINGLE REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1998
-------------------------------------------------------------------------------

                                                       PURCHASES                          SALES
                                                    ----------------  -----------------------------------------------
                                                       PURCHASE           SELLING         COST OF           NET
               DESCRIPTION OF ASSET                      PRICE             PRICE           ASSET        GAIN (LOSS)
New Income Fund                                          11,433
                                                         53,358
                                                          5,125

Personal Strategy Balanced Fund                           2,729
                                                          2,915
                                                          9,900
                                                          2,673
                                                          2,527
                                                          2,947
                                                          3,111
                                                          3,105
                                                          3,420
                                                          3,547
                                                          3,236
                                                         96,491
                                                          3,242
                                                          3,221
                                                         23,370
                                                          3,246
                                                          2,674
                                                          2,672
                                                          2,643
                                                          2,613
                                                          2,612
                                                          2,553
                                                          2,542
                                                          2,594
                                                          2,729
                                                          2,498
                                                          2,573
                                                          2,377
                                                          6,184
                                                          4,003

Personal Strategy Growth Fund                             4,684             5,111           4,980             131
                                                          4,705             6,243           6,045             198
                                                         20,452
                                                          5,719
                                                          3,880
                                                          3,796
                                                          4,011
                                                          3,105
                                                          9,322
                                                         13,218
                                                                                                          (Continued)

SEMPRA ENERGY TRADING RETIREMENT SAVINGS PLAN

ITEM 27d - SCHEDULE OF SINGLE REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1998
-------------------------------------------------------------------------------

                                                       PURCHASES                          SALES
                                                    ----------------  -----------------------------------------------
                                                       PURCHASE           SELLING         COST OF           NET
               DESCRIPTION OF ASSET                      PRICE             PRICE           ASSET        GAIN (LOSS)
Personal Strategy Growth Fund (Continued)                 4,345
                                                         78,600
                                                          3,982
                                                          4,242
                                                         37,497
                                                          3,876
                                                          3,029
                                                          3,029
                                                          2,983
                                                         38,401
                                                          2,848
                                                          2,932
                                                          2,879
                                                          2,864
                                                          2,933
                                                          2,998
                                                          2,655
                                                          3,379
                                                          3,056
                                                         11,718
                                                          4,089

Personal Strategy Income Fund                             2,351             5,081           5,028             53
                                                          3,105             2,450           2,540            (90)
                                                          4,790             2,353           2,434            (81)
                                                         76,308
                                                          3,417
                                                        227,971
                                                          3,303
                                                          3,089
                                                          2,622
                                                          3,445

Prime Reserve Fund                                       60,309            35,439          35,439
                                                         10,192             4,274           4,274

TRP Stable Value Fund Schedule E                         50,635           518,848         518,848
                                                          3,651

Pacific Enterprises Common Stock*                        14,174
                                                         14,599
                                                         78,821
                                                         12,279
                                                         10,426
                                                          9,476
                                                                                                         (Continued)


SEMPRA ENERGY TRADING RETIREMENT SAVINGS PLAN

ITEM 27d - SCHEDULE OF SINGLE REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1998
-------------------------------------------------------------------------------

                                                       PURCHASES                          SALES
                                                    ----------------  -----------------------------------------------
                                                       PURCHASE           SELLING         COST OF           NET
               DESCRIPTION OF ASSET                      PRICE             PRICE           ASSET        GAIN (LOSS)
Pacific Enterprises Common Stock*
  (Continued)                                            10,706
                                                         12,447
                                                         12,049
                                                        269,174
                                                         11,801
                                                         11,632
                                                         34,029
                                                          4,820
                                                         11,344

Sempra Energy Common Stock*                             518,848             3,404           3,231            173
                                                          5,017
                                                          9,894
                                                         10,179
                                                          3,592
                                                         10,026
                                                          9,945
                                                          2,972
                                                          9,824
                                                         10,738
                                                         10,853
                                                         23,264
                                                         10,459
                                                         10,229
                                                         10,113
                                                          9,153
                                                         12,517

* As a result of the June 26, 1998 merger of Enova Corporation and Pacific Enterprises forming Sempra Energy all shares of Pacific Enterprises stock held by the Plan were converted on a basis of one share of Sempra Energy stock for 1.5038 shares of Pacific Enterprises stock.

NOTE: The transactions included in this schedule meet the definition of reportable transactions under Section 103 of the Employee Retirement Income Security Act of 1974 and consist of single transactions during the year involving investment assets of an amount in excess of 5% of the fair value of Plan assets as of the beginning of the Plan year.

                                                                    (Concluded)

    ----------------------------------------------------------------------------
    SOUTHERN CALIFORNIA GAS COMPANY RETIREMENT SAVINGS PLAN

    FINANCIAL STATEMENTS FOR THE YEARS ENDED
    DECEMBER 31, 1998 AND 1997 AND INDEPENDENT
    AUDITORS' REPORT

SOUTHERN CALIFORNIA GAS COMPANY
RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                            PAGE
INDEPENDENT AUDITORS' REPORT                                                  1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 1998 AND 1997
   AND FOR THE YEARS THEN ENDED:

   Statements of Assets Available for Benefits                                2

   Statements of Changes in Assets Available for Benefits                     3

   Notes to Financial Statements                                            4-9

All schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required or as they are filed by the trustee of the Master Trust in which the Plan participates.

INDEPENDENT AUDITORS' REPORT

Southern California Gas Company Retirement Savings Plan:

We have audited the accompanying statements of assets available for benefits of Southern California Gas Company Retirement Savings Plan (the "Plan") as of December 31, 1998 and 1997, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 1998 and 1997, and the changes in assets available for benefits for the years then ended in conformity with generally accepted accounting principles.


/S/  DELOITTE & TOUCHE LLP

June 11, 1999

SOUTHERN CALIFORNIA GAS COMPANY
  RETIREMENT SAVINGS PLAN

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1998 AND 1997
(DOLLARS IN THOUSANDS)
--------------------------------------------------------------------------------

                                                  1998                 1997
CASH AND CASH EQUIVALENTS                      $      1              $      28

INVESTMENTS:
  At fair value:
    Investment in Master Trust                  469,222                501,954
    Participant loans                            13,745                 14,219
                                               ---------              ---------

      Total investments                         482,967                516,173
                                               ---------              ---------

RECEIVABLES:
  Employer contributions                           230
  Participating employee contributions             639
  Interest                                          45
                                               --------
      Total receivables                            914
                                               --------
ASSETS AVAILABLE FOR BENEFITS                  $483,882              $516,201
                                               --------              --------
                                               --------              --------

The accompanying notes are an integral part of these financial statements.

SOUTHERN CALIFORNIA GAS COMPANY
 RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 1998 AND 1997
(DOLLARS IN THOUSANDS)
--------------------------------------------------------------------------------


                                                                        1998               1997
                                                                     ---------          --------
ADDITIONS:
  Net investment income:
    Equity in net investment income of the Master Trust               $ 50,907           $109,054
    Less investment expenses                                               255                256
                                                                      --------           --------
           Net investment income                                        50,652            108,798
                                                                      --------           --------

  Contributions:
    Employer                                                             7,248              7,231
    Participating employees                                             19,744             19,294
                                                                      --------           --------
           Total contributions                                          26,992             26,525
                                                                      --------           --------
  Other                                                                                         2
                                                                      --------           --------
           Total additions                                              77,644            135,325
                                                                      --------           --------

DEDUCTIONS:
  Distributions to employees, retirees or their beneficiaries           83,064             26,576
  Other                                                                  1,058
                                                                      --------           --------
           Total deductions                                             84,122             26,576
                                                                      --------           --------

TRANSFERS TO PLANS OF RELATED ENTITIES                                  25,841                932
                                                                      --------           --------
NET INCREASE (DECREASE)                                                (32,319)           107,817

ASSETS AVAILABLE FOR PLAN BENEFITS:
  Beginning of year                                                    516,201            408,384
                                                                      --------           --------
  End of year                                                         $483,882           $516,201
                                                                      --------           --------
                                                                      --------           --------

The accompanying notes are an integral part of the financial statements.

SOUTHERN CALIFORNIA GAS COMPANY RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1998 AND 1997 (DOLLARS IN THOUSANDS)
--------------------------------------------------------------------------------

1.    PLAN DESCRIPTION AND RELATED INFORMATION

      The following description of the Southern California Gas Company Retirement Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      GENERAL - The Plan is a defined contribution plan that provides employees of Southern California Gas Company or any affiliate who has adopted this Plan (the "Company" or "Employer") with retirement benefits. Employees may participate upon completion of one year of service, in which they work 1,000 hours, and may make regular savings investments in Sempra Energy, formerly Pacific Enterprises, common stock and other optional investments permitted by the Plan. The Plan also permits employees to defer part of their earnings on a pre-tax basis. On July 1, 1998, the Plan was amended to allow for immediate plan participation for salary deferrals. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      At June 26, 1998, Pacific Enterprises, the holding company for Southern California Gas Company, and Enova Corporation, the holding company for San Diego Gas & Electric Company, combined into a new company named Sempra Energy. As a result of the combination, each outstanding share of common stock of Pacific Enterprises was converted into 1.5038 shares of common stock of Sempra Energy, and each outstanding share of common stock of Enova Corporation was converted into one share of common stock of Sempra Energy. The combination was approved by the shareholders of both companies on March 11, 1997. As a result of the combination, employees were moved among the related companies of Sempra Energy and their existing account balances in the savings plans in which they participated were transferred to the appropriate company's savings plan, if the employee requested in writing.

      Effective October 1, 1998, the Plan was amended to give active employees the option to receive distributions of cash dividends on the shares of Sempra Energy stock in their account balances or to reinvest the dividends in Sempra Energy stock. Former employees who have terminated or retired and elected to leave their accounts in the Plan do not have the option to reinvest their dividends.

      ADMINISTRATION - Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. Administrative expenses are paid directly by the Company; however, investment expenses are paid by the Plan.

      CONTRIBUTIONS - Contributions to the Plan can be made under the following provisions:

           PARTICIPATING EMPLOYEE CONTRIBUTIONS - Pursuant to Section 401(a) of the Internal Revenue Code (the "IRC"), each participant may contribute up to 14% (up to 9% pre-tax) of base pay for represented employees and up to 15% (pre-tax, after-tax, or a combination) of base pay for non-represented employees. Prior to June 1, 1998, contributions by non-represented employees were limited to 14% of base pay with a maximum of 9% on a pre-tax basis. Total individual pre-tax contributions in calendar years 1998 and 1997 were limited by law to $10,000 and $9,500, respectively, in each year.

           EMPLOYER NONELECTIVE MATCHING CONTRIBUTION - The Company makes contributions to the Plan equal to 50% of each participant's contribution, up to the first 6%. The Company's contributions are invested in Sempra Energy (formerly Pacific Enterprises) common stock. Beginning October 1, 1992, employer contributions have been funded in part from the Pacific Enterprises Stock Ownership Plan and Trust.

      PARTICIPANT ACCOUNTS - Separate accounts are maintained for each participant. Each participant employee's account is credited with the participant's contributions the Employer's nonelective matching contribution as well as an allocation of investment earnings of the Plan and fees. Allocations are based on participants' contributions or account balances, as defined.

      VESTING - All participant accounts are fully vested and nonforfeitable at all times.

      INVESTMENT OPTIONS - All investments are held in a Master Trust (see Note
      6). Employees elect to have their contributions invested in increments of 10% in Sempra Energy Common Stock or the following funds offered by T. Rowe Price, trustee of the Plan:

           BLENDED STABLE VALUE FUND - invests in investment contracts issued by high quality insurance companies and banks.

           PERSONAL STRATEGY BALANCED FUND - invests in a combination of stocks, bonds, and money market securities.

           PERSONAL STRATEGY INCOME FUND - invests in a combination of bonds, money market securities, and stocks.

           PERSONAL STRATEGY GROWTH FUND - invests in a combination of stocks, bonds, and money market securities.

           INTERNATIONAL STOCK FUND - invests primarily in common stocks of established, non-U.S. companies.

           NEW HORIZONS FUND - invests primarily in common stocks of small, rapidly growing companies.

           NEW INCOME FUND - invests primarily in marketable debt securities.

           PRIME RESERVE FUND - invests in high-quality, U.S. dollar-denominated money market securities with an average weighted maturity not exceeding 90 days.

           EQUITY INDEX FUND - invests in stocks of 500 U.S. companies.

      PAYMENT OF BENEFITS - Provisions of the Plan include certain restrictions on the form and timing of distributions to withdrawing participants. In general, benefits are payable upon retirement, death, disability or termination of service.

      PLAN TERMINATION - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions ERISA.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING - The Plan maintains its financial statements on the accrual basis of accounting.

      USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets and disclosures at the date of the financial statements and the reported changes in net assets during the reporting period. Actual results could differ from those estimates.

      INVESTMENT VALUATION AND INCOME RECOGNITION - The Plan's investments are stated at fair value based on quoted market prices. Loans are carried at cost plus accrued interest which approximates fair value.

      Purchases and sales of securities are recorded on the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

      BENEFIT PAYMENTS - Payments are recorded when paid. Net assets available for Plan benefits at December 31, 1998 and 1997 include $120 and $228, respectively, for participants who have withdrawn from The Plan but have not yet been paid their vested benefits.

3.    INVESTMENTS

      The Plan's investments were held by T. Rowe Price for the year ended December 31, 1998 and 1997. Investments that represent 5% or more of the Plan's net assets are identified below.


                                                     DECEMBER 31,
                                               ----------------------
                                                 1998            1997
       Investment in Master Trust (Note 6)     $469,222        $501,954


4.    TAX STATUS

      On November 19, 1996, the Internal Revenue Service issued the Plan a favorable determination letter stating that the Plan, as then designed was in compliance with the applicable sections of the IRC, and the underlying trust is therefore exempt from taxation under Section 501(a) of the IRC. Once qualified, the Plan is required to operate in accordance with applicable sections of the IRC and ERISA. The Plan has been amended since receiving the determination letter. The Plan's administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

5.    PARTICIPANT LOANS

      Participants may borrow against the balances in their individual accounts within the Plan. A participant is limited to borrowing a maximum of 50% of the present value of his/her account balance or $50,000, whichever is less. The minimum amount that can be borrowed is $1,000, and the fee charged to process each loan is paid by each participant who takes out a loan. All loans have a maximum repayment period of five years. The loans bear interest at 1% above the prime rate as published monthly in the Wall Street Journal at the time the loan is made.

6.    INVESTMENTS IN THE MASTER TRUST

      The Plan's assets are held in a trust account at T. Rowe Price, the trustee of the Plan, and consist of an interest in the Sempra Energy Savings Master Trust, formerly the Pacific Enterprises Retirement Savings Plan and Southern California Gas Company Retirement Savings Plan Master Trust, (the "Master Trust"). Use of the Master Trust permits the commingling of the trust assets of two or more similar employee benefit plans sponsored by Sempra Energy, for investment and administrative purposes. The Plan has an approximate 81% interest in the net assets available for plan benefits of the Master Trust at December 31, 1998.

      Net earnings of the Master Trust are allocated daily by T. Rowe Price to each participating account balance. Net earnings include interest income, dividend income and net appreciation (depreciation) of investments. Benefit payments, contributions and expenses are made on a specific-identification basis.

      The net assets available for plan benefits of the Master Trust at December 31, 1998 and 1997 are summarized as follows:


                                                                       1998                1997
   Sempra Energy (formerly Pacific Enterprises) common stock         $359,143            $373,038
   Equity Index Fund                                                  124,475              99,830
   Personal Strategy Balance Fund                                      26,497              26,862
   Blended Stable Value Fund                                           24,437              25,614
   Prime Reserve Fund                                                  12,099               9,485
   New Horizons Fund                                                   11,811               7,668
   Personal Strategy Growth Fund                                        6,515               4,326
   International Stock Fund                                             5,929               3,382
   Personal Strategy Income Fund                                        2,405               1,535
   New Income Fund                                                      3,702               1,361
                                                                     --------            --------
   Net assets available for plan benefits                            $577,013            $553,101
                                                                     --------            --------
                                                                     --------            --------




      Net appreciation, dividends, and interest for the Master Trust for the years ended December 31, 1998 and 1997 are as follows:


                                                                  1998          1997
      Net appreciation of investments                           $43,439       $96,985
      Dividends                                                  23,384        21,080
      Interest                                                    1,372         1,207

                                       - 7 -

7.    BY FUND INFORMATION

      Information regarding significant additions to and deductions from assets available for benefits of the Plan by fund option for the years ended December 31, 1998 and 1997 are as follows:


                                                                               DISTRIBUTIONS
                                             PARTICIPATING        NET         TO PARTICIPANTS   INTERFUND
YEAR ENDED                      EMPLOYER       EMPLOYEE        INVESTMENT       OR THEIR      AND TRANSFERS
DECEMBER 31, 1998             CONTRIBUTIONS   CONTRIBUTIONS      INCOME       BENEFICIARIES     (TO) FROM
Sempra Energy
  Common Stock                  $ 7,248         $ 8,564         $ 22,106       $ 54,808       $ (17,958)

Blended Stable Value
  Fund                                            1,346            1,345          3,926            (819)

Personal Strategy
  Income Fund                                       216              184            265             566

Personal Strategy
  Balanced Fund                                   1,548            2,867          4,232          (2,236)

Personal Strategy
  Growth Fund                                       671              638            713             217

International Stock Fund                            499              417            425             201

New Horizons Fund                                   904              382            898          (1,193)

New Income Fund                                     131               80            224             388

Prime Reserve Fund                                  445              485          3,189           2,606

Equity Index Fund                                 5,420           22,148         14,356          (6,844)

Settlement Account                                                                                  (27)

Participant Loans                                                                    28            (742)
                                -------        --------         --------       --------       ---------
Total                           $ 7,248        $ 19,744         $ 50,652       $ 83,064       $ (25,841)
                                -------        --------         --------       --------       ---------
                                -------        --------         --------       --------       ---------


                                                                               DISTRIBUTIONS
                                             PARTICIPATING        NET         TO PARTICIPANTS   INTERFUND
YEAR ENDED                      EMPLOYER       EMPLOYEE        INVESTMENT       OR THEIR      AND TRANSFERS
DECEMBER 31, 1997             CONTRIBUTIONS   CONTRIBUTIONS      INCOME       BENEFICIARIES     (TO) FROM
Pacific Enterprises
  Common Stock                  $ 7,231        $  8,349         $ 81,965       $ 17,110        $ (8,440)

Blended Stable Value
  Fund                                            1,591            1,402          1,715          (1,556)

Personal Strategy
  Income Fund                                       152               88             39             640

Personal Strategy
  Balanced Fund                                   1,611            3,349            977            (107)

Personal Strategy
  Growth Fund                                       417              412             93           2,036

International Stock Fund                            447                6            256             904

New Horizons Fund                                 1,043              484            193           1,472

New Income Fund                                     127               95             66             575

Prime Reserve Fund                                  512              455          1,012             507

Equity Index Fund                                 5,045           20,542          4,799           3,133

Settlement Account                                                                                  (24)

Participant Loans                                                                   316             (72)
                                -------        --------         --------       --------       ---------

Total                           $ 7,231        $ 19,294         $108,798       $ 26,576       $    (932)
                                -------        --------         --------       --------       ---------
                                -------        --------         --------       --------       ---------



                                                  * * * * * *

                                 SIGNATURES




Pursuant to the requirements of the Securities Exchange Act of 1934, the Plans' sponsors have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

Sempra Energy Savings Plan


Date:    June 24, 1999              /s/ G. Joyce Rowland, Senior Vice President
                                    -------------------------------------------
                                    G. Joyce Rowland, Senior Vice President



Sempra Energy Trading Retirement Savings Plan


Date:    June 24, 1999              /s/ G. Joyce Rowland, Senior Vice President
                                    -------------------------------------------
                                    G. Joyce Rowland, Senior Vice President



Pacific Enterprises Retirement Savings Plan


Date:    June 24, 1999              /s/ G. Joyce Rowland, Senior Vice President
                                    -------------------------------------------
                                    G. Joyce Rowland, Senior Vice President



San Diego Gas & Electric Company Savings Plan


Date:    June 24, 1999              /s/ G. Joyce Rowland, Senior Vice President
                                    -------------------------------------------
                                    G. Joyce Rowland, Senior Vice President



Southern California Gas Company Retirement Savings Plan


Date:    June 24, 1999              /s/ G. Joyce Rowland, Senior Vice President
                                    -------------------------------------------
                                    G. Joyce Rowland, Senior Vice President